INSERT FOR QUESTION 77C
Report of Votes of Shareholders
A special meeting of shareholders of Neuberger
Berman Century Fund (the Fund) was held on
November 27, 2007. Shareholders voted on the following matter: to change the classification of the Fund from a diversified mutual fund to a nondiversified mutual fund under the Investment
Company Act of 1940 and make a corresponding change in the Funds fundamental investment limitations.

Proposal To change the funds classification from diversified to nondiversified and to make a corresponding change in the funds fundamental investment limitations.

Votes For		623,266.531

Votes Against		56,552.637

Abstentions		23,771.338

Broker NonVotes








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